Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

GRAIL INVESTMENT CORP.

Pursuant to Section 245 of the Delaware General Corporation Law

Grail Investment Corp., a corporation existing under the laws of the State of Delaware (the “Corporation”), by its Chief Executive Officer, hereby certifies as follows:

1. The name of the Corporation is “Grail Investment Corp.”

2. The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on December 13, 2007.

3. This Amended and Restated Certificate of Incorporation restates, integrates and amends the Certificate of Incorporation of the Corporation.

4. This Amended and Restated Certificate of Incorporation was duly adopted by joint written consent of the Board of Directors and stockholders of the Corporation in accordance with the applicable provisions of Sections 141(f), 228, 242 and 245 of the General Corporation Law of the State of Delaware (“GCL”).

5. The text of the Certificate of Incorporation of the Corporation is hereby amended and restated to read in full as follows:

Article 1

1.1 The name of the corporation is Grail Investment Corp. (hereinafter sometimes referred to as the “Corporation”).

Article 2

2.1 The registered office of the Corporation is to be located at c/o The Corporation Trust Company, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at that address is The Corporation Trust Company.

Article 3

3.1 Subject to Article 7, the purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “GCL”).

Article 4

4.1 The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 61,000,000 of which 60,000,000 shares shall be Common Stock of the par value of $0.0001 per share (the “Common Stock”) and 1,000,000 shares shall be Preferred Stock of the par value of $0.0001 per share (the “Preferred Stock”).

4.2 Preferred Stock. The Board of Directors is expressly granted authority to issue shares of Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the GCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

4.3 Common Stock. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.

Article 5

5.1 The name and mailing address of the sole incorporator of the Corporation are as follows:

Name	Address

Marian Ryan	Dechert LLP Cira Center 2929 Arch Street Philadelphia, PA 19104

5.2 The powers of the sole incorporator shall terminate upon the filing of the Amended and Restated Certificate of Incorporation, and the names and mailing addresses of the persons who are to serve as directors until the first annual meeting of stockholders or until their successors are elected and qualify are as follows:

Name	Position	Address

Donald H. Putnam	Chairman of the Board of Directors	Grail Investment Corp. 767 Third Avenue, 21st Floor New York, NY 10017

John C. Siciliano	Director	Grail Investment Corp. 767 Third Avenue, 21st Floor New York, NY 10017

Michael E. Fisher	Director	Grail Investment Corp. 767 Third Avenue, 21st Floor New York, NY 10017

Peter L. Clark	Director	Grail Investment Corp. 767 Third Avenue, 21st Floor New York, NY 10017

Steven M. Gluckstern	Director	Grail Investment Corp. 767 Third Avenue, 21st Floor New York, NY 10017

William J. Raver	Director	Grail Investment Corp. 767 Third Avenue, 21st Floor New York, NY 10017

Article 6

6.1 The Corporation’s existence shall terminate on [insert date that is 24 months from the date of the prospectus], 2010 (the “Termination Date”). This provision may only be amended in connection with, and become effective upon, the consummation of a Business Combination (defined below) or pursuant to Section 6.2 below. A proposal to so amend this section to provide for the perpetual existence of the Corporation shall be submitted to stockholders of the Corporation in connection with any proposed Business Combination pursuant to Article Seven or pursuant to Section 6.2.

6.2 If the Corporation has entered into a definitive agreement with respect to a Business Combination prior to the Termination Date and the Board of Directors anticipates that the Corporation may not be able to consummate a Business Combination prior to the Termination Date and determines that it is advisable in their judgment to extend the time period within which the Corporation may complete a Business Combination to up to 30 months (the “Extension Period”), a resolution to amend this Amended and Restated Certificate of Incorporation to that effect shall be adopted by a majority of the Board of Directors, and the officers of the Corporation shall cause a notice to be mailed to each stockholder of the Corporation entitled to vote on the adoption of such resolution to amend this Amended and Restated Certificate of Incorporation setting forth the time, date and place for a meeting of stockholders of the Corporation to take action upon such resolution in accordance with the GCL (the “Extension Meeting”). In addition to any other vote of stockholders of the Corporation required under applicable law, including approval by a majority of the outstanding shares of Common Stock, the Corporation may extend the time period within which the Corporation may complete a Business Combination to up to 30 months only if approved by a majority of the IPO Shares (as defined below) voted at the Extension Meeting and the holders of 40% or more of the IPO Shares do not exercise their conversion rights as described in Section 7.4 below.

Article 7

7.1 Sections 7.2 through 7.12 shall apply during the period commencing upon the filing of this Amended and Restated Certificate of Incorporation and terminating upon the consummation of any Business Combination, and may not be amended except in connection with a Business Combination.

“Business Combination” shall mean the acquisition by the Corporation, whether through a merger, capital stock exchange asset acquisition, stock purchase, reorganization or other similar transaction, including a joint venture or obtaining a majority interest through contractual arrangements with an existing business or businesses in the financial services industry (excluding depository institutions) (“Target Business” or “Target Businesses”) whose collective Fair Market Value (as defined below) is equal to at least 80% of the balance of the Trust Account at the time of the Business Combination (as defined below), excluding deferred underwriting discounts and commissions deposited therein, and resulting in ownership by the Corporation of at least 50.1% of the voting securities of the Target Business or Target Businesses. Any acquisition of multiple Target Businesses shall occur simultaneously.

“Fair Market Value” for purposes of this Article 7 shall mean the value of a Target Business or Target Businesses as determined by the Board of Directors in their reasonable discretion. If the Board of Directors is not able to determine independently that the Target Business or Target Businesses has a sufficient Fair Market Value to meet the threshold criterion, it will obtain an opinion in that regard from an unaffiliated, independent investment banking firm that is a member of the Financial Industry Regulatory Authority. The Corporation is not required to obtain on opinion from an investment banking firm as to the Fair Market Value of the Target Business or Target Businesses if the Board of Directors independently determines that the Target Business or Target Businesses have sufficient Fair Market Value to meet the threshold criterion.

“IPO” shall mean the Corporation’s initial public offering.

“IPO Shares” shall mean the shares of Common Stock issued in the IPO.

“Trust Account” shall mean the trust account established by the Corporation at the consummation of the IPO and into which (i) a certain amount of the net proceeds of the IPO, including any amount that is or will become due and payable as deferred underwriting discounts and commissions (the “Deferred Underwriting Compensation”) pursuant to the terms and conditions of the underwriting agreement (the “Underwriting Agreement”) to be entered into with the underwriters of the IPO, will be deposited, as well as (ii) the proceeds of a private placement of the Insider Warrants (as defined below), which will occur concurrently with the IPO, will be deposited.

7.2 Prior to the consummation of any Business Combination, the Corporation shall submit such Business Combination to its stockholders for approval regardless of whether the Business Combination is of a type which normally would require such stockholder approval under the GCL. In the event that (i) a majority of the IPO Shares present and entitled to vote at the meeting to approve the Business Combination are voted for the approval of such Business Combination and for the approval of an amendment to this Amended and Restated Certificate of Incorporation to provide for the perpetual existence of the Corporation and (ii) a majority of the outstanding shares of Common Stock are voted for the approval of an amendment to this Amended and Restated Certificate of Incorporation to provide for the perpetual existence of the Corporation, the Corporation shall be authorized to consummate the Business Combination; provided that the Corporation shall not consummate any Business Combination if, on a cumulative basis with any holders of IPO Shares who exercised their conversion rights pursuant to a vote under Section 6.2, the holders of 40% or more of the IPO Shares exercise their conversion rights as described in Section 7.4 below.

7.3 Upon consummation of the IPO, the Corporation shall deliver, or cause to be delivered, for deposit into the Trust Account at least $197,295,000 (or $226,095,000 if the underwriters’ over-allotment option is exercised in full), comprising (i) $191,295,000 of the net proceeds of the IPO, including $6,000,000 in Deferred Underwriting Compensation (or

$220,095,000 of the net proceeds, including $6,900,000 in Deferred Underwriting Compensation, if the over-allotment option is exercised in full) and (ii) $6,000,000 of the proceeds from the Corporation’s issuance and sale in a private placement of 6,000,000 warrants (the “Insider Warrants”) to Grail Chalice SPAC Holdings LLC concurrent with the consummation of the IPO.

7.4 In the event that a Business Combination is approved in accordance with the above Section 7.2 and is consummated by the Corporation or an Extension Period is approved in accordance with Section 6.2, any stockholder of the Corporation holding IPO Shares who voted against the Business Combination or the Extension Period may, contemporaneously with such vote, demand that the Corporation convert his, her or its IPO Shares into cash. If so demanded, the Corporation shall, promptly after consummation of the Business Combination or after the approval of the Extension Period, convert such IPO Shares into cash at a per share conversion price equal to their pro rata share of the aggregate amount then on deposit in the trust account, plus any interest earned on such stockholder’s portion of the trust account but less any interest that has been released to us to fund our working capital requirements and pay any of our tax obligations as described in Section 7.8, calculated, in the case of the Business Combination, as of two business days prior to the consummation of the Business Combination, and, in the case of the Extension Period, as of the date of the Extension Meeting, by (ii) the total number of IPO Shares. Notwithstanding the foregoing, any holder of IPO Shares, together with his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a partnership, syndicate or other group for the purpose of acquiring, holding or disposing of our securities, shall be restricted from seeking conversion rights with respect to more than 10% of the IPO Shares sold in the IPO.

7.5 In the event that the Corporation does not consummate an initial Business Combination by the Termination Date or, if applicable, the end of the Extension Period, the officers of the Corporation shall take all such action necessary to dissolve and liquidate the Corporation as soon as reasonably practicable and the Corporation shall distribute to the holders of the IPO Shares, on a pro rata basis, the amount in the Trust Account, including any accrued interest then remaining in the Trust Account, plus any remaining net assets. In the event the Corporation is so dissolved and liquidated, only the holders of record of IPO Shares as of the Termination Date or, if applicable, the last day of the Extension Period shall be entitled to receive pro rata liquidating distributions and the Corporation shall pay no liquidating distributions with respect to any other shares of capital stock of the Corporation.

7.6 A holder of IPO Shares shall be entitled to receive distributions from the Trust Account only in the event of a liquidation of the Corporation or in the event he, she or it demands conversion of his, her or its shares in accordance with Section 7.4 above. Except as may be required by applicable law, in no other circumstances shall a holder of IPO Shares have any right or interest of any kind in or to the Trust Account.

7.7 Unless and until the Corporation has consummated an initial Business Combination as permitted under this Article 7, the Corporation may not consummate any other business combination, whether by merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination or transaction or otherwise. The Corporation will not enter into an initial Business Combination with any entity that is affiliated with any of our officers, directors, special advisors or founding stockholders, unless the Corporation obtains an opinion from an independent investment banking firm that is a member of the Financial Industry Regulatory Authority that the Business Combination is fair to its unaffiliated stockholders from a financial point of view.

7.8 The Corporation shall not, and no employee of the Corporation shall, disburse or cause to be disbursed any of the proceeds held in the Trust Account except (i) for any amounts that the Corporation may need to pay its income or other tax obligations; (ii) for the release of interest income earned on the proceeds held in the Trust Account of up to $2,800,000, net of any income tax payable on such amount, to the Corporation to fund the Corporation’s working capital requirements, (iii) in connection with an initial Business Combination or thereafter, including the payment of any Deferred Underwriting Compensation in accordance with the terms of the Underwriting Agreement, or (iv) as otherwise set forth herein.

7.9 The Audit Committee of the Board of Directors will review and approve all payments made to our founding stockholders, officers, directors and our affiliates, including Grail Partners LLC and its employees, prior to the consummation of an initial Business Combination, other than the repayment of advances of $200,000 made by Grail Chalice SPAC Holdings LLC and the $10,000 per month payment to Grail Partners LLC for certain administrative, technology and secretarial services, as well as use of certain limited office space, including a conference room, in New York, New York. Any payments made to members of the Audit Committee will be reviewed and approved by the Board of Directors, with any such interested director abstaining from such review and approval.

7.10 Each quarter, members of the Audit Committee shall determine if the Corporation has complied with the requirements of this Article 7. In addition, each quarter, the members of the Corporation’s Audit Committee shall review the terms of all agreements (the “IPO Agreements”) between the Corporation and any of its officers or directors included as exhibits to the registration statement filed by the Corporation with the Securities and Exchange Commission to register the IPO Shares to determine whether the parties to each IPO Agreement are in compliance. This Section 7.10 shall have no effect after the consummation of an initial Business Combination. If any noncompliance is identified, the Chief Executive Officer of the Corporation shall have the immediate responsibility to take reasonable action to rectify any noncompliance or otherwise cause compliance with this Article 7 and the IPO Agreements.

7.11 The Board may not in any event issue any securities convertible, exercisable or redeemable into Common Stock, shares of Common Stock or Preferred Stock prior to a Business Combination that participate in or is otherwise entitled in any manner to any of the proceeds in the Trust Account or that vote as a class with the Common Stock on an initial Business Combination.

7.12 The Corporation may not incur any debt obligations for borrowed money from [insert the date of the prospectus] until consummation of an initial Business Combination unless such debt does not require the payment of interest or repayment of principal prior to consummation of an initial Business Combination.

Article 8

8.1 Election of directors to the Board of Directors need not be by ballot unless the bylaws of the Corporation so provide.

8.2 The Board of Directors shall have the power, without the assent or vote of the stockholders, to make, alter, amend, change, add to or repeal the bylaws of the Corporation as provided in the bylaws of the Corporation, subject to the power of the stockholders to alter or repeal any bylaw whether adopted by them or otherwise.

8.3 The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy), unless a higher vote is required by applicable law, shall be as valid and binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors’ interests, or for any other reason.

8.4 In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this Amended and Restated Certificate of Incorporation, and to any bylaws from time to time made by the stockholders; provided, however, that no bylaw so made shall invalidate any prior act of the directors which would have been valid if such bylaw had not been made.

Article 9

9.1 A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit. If the GCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the GCL, as so amended. Any repeal or modification of this Section 9.1 by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.

9.2 The Corporation, to the full extent permitted by Section 145 of the GCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.

Article 10

10.1 Subject to the provisions set forth in Article 6 and Article 7, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on stockholders, directors and officers are subject to this reserved power.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by John C. Siciliano, its President and Chief Executive Officer, as of •, 2008.

John C. Siciliano, President and Chief Executive Officer